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Filed Pursuant to Rule 424(b)(3)
of the Rules and Regulations
Under the Securities Act of 1933.
Registration No. 333-83562

PROSPECTUS

$402,500,000

BEST BUY CO., INC.

2.25% Convertible Subordinated Debentures due January 15, 2022
Convertible into
Common Stock
Guaranteed as to Payment of Principal and Interest
by Best Buy Stores, L.P.

        We issued the debentures in a private placement in January 2002 to persons reasonably believed to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. This prospectus will be used by selling securityholders to resell their debentures and the shares of common stock issuable upon conversion of their debentures.

        The debentures are our unsecured subordinated obligations. We are paying interest on the debentures at an initial rate of 2.25%, which rate may be reset (but not below 2.25% or above 3.25%) on July 15, 2006, July 15, 2011 and July 15, 2016. We will pay interest on the debentures semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2002. The debentures are guaranteed on an unsecured and subordinated basis by Best Buy Stores, L.P., our wholly owned indirect subsidiary. The debentures are designated for trading in The PortalSM Market, a subsidiary of The Nasdaq Stock Market, Inc.

        On or after January 15, 2007, we may redeem for cash all or part of the debentures that have not previously been converted or purchased at a price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the date of redemption. Holders may require us to purchase all or part of their debentures on January 15, 2007, January 15, 2012 and January 15, 2017 at a price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the date of purchase. We may choose to pay the purchase price in cash, shares of our common stock or a combination of cash and shares of our common stock. In addition, upon a change of control (as defined herein), each holder may require us to purchase for cash all or a portion of such holder's debentures at a price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the date of purchase.

        Holders may surrender their debentures for conversion into shares of our common stock at a conversion rate of 14.4927 shares of our common stock per $1,000 principal amount of debentures. This is equivalent to an initial conversion price of $69.00 per share, subject to adjustment in some events. Holders may surrender their debentures for conversion if any of the following conditions is satisfied:

  •
  if the closing sale price of our common stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender is more than 120% of the conversion price per share of our common stock at such preceding trading day;
  •
  if the credit ratings on the debentures are downgraded by Moody's Investors Service, Inc. to below Ba2 and by Standard & Poor's Rating Services to below BB;
  •
  if we have called the debentures for redemption; or
  •
  upon the occurrence of specified corporate transactions.

        On April 12, 2002, our Board of Directors declared a three-for-two stock split payable on May 10, 2002, in the form of a stock dividend of one share for every two shares outstanding on April 26, 2002. Share information contained in this prospectus has been adjusted to give effect to the three-for-two stock split.

        The outstanding shares of our common stock are listed on the New York Stock Exchange under the symbol "BBY." On July 11, 2002, the closing sale price on the New York Stock Exchange for our common stock was $34.52.

        Investing in the debentures and our common stock involves risks. See "Risk Factors" beginning on page 11.

        We will not receive any of the proceeds from the sale of the debentures or the underlying common stock by any of the selling securityholders. The debentures and the underlying common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the underlying common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be considered "underwriters" as defined in the Securities Act. Any profits realized by the selling securityholders may be considered to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any debentures or underlying common stock as principals, any profits received by the broker-dealers on the resale of the debentures or the underlying common stock, may be considered to be underwriting discounts or commissions under the Securities Act.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 12, 2002.

TABLE OF CONTENTS

Note Regarding Forward-Looking Statements
Where You Can Find More Information
Summary
Risk Factors
Selected Consolidated Financial Information
Ratio of Earnings to Fixed Charges
Use of Proceeds
Price Range of Common Stock and Dividends
Description of Debentures
Description of Common Stock and Preferred Stock
Certain United States Federal Income Tax Considerations
Selling Securityholders
Plan of Distribution
Validity of Securities
Experts

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act"), provide a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in this prospectus or in any document incorporated by reference in this prospectus are forward-looking statements and may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "intend" and "potential." Such statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. A variety of factors could cause our actual results to differ materially from the anticipated results expressed in such forward-looking statements, including, among other things:

  •
  general economic conditions;

  •
  acquisitions and development of new businesses;

  •
  product availability;

  •
  sales volumes;

  •
  profit margins;

  •
  weather;

  •
  foreign currency fluctuation;

  •
  availability of suitable real estate locations; and

  •
  the impact of labor markets and new product introductions on our overall profitability.

        You should review our Current Report on Form 8-K filed on May 16, 2001, that describes additional important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements made in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, DC 20549

        You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549.

        The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

        You can also inspect reports, proxy statements and other information about our company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        We incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We are incorporating by reference the documents set forth below that we have filed with the SEC and our future filings with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act. These documents contain important information about us and our financial condition.

  •
  Current Report on Form 8-K dated May 16, 2001;

  •
  Annual Report on Form 10-K for year ended March 2, 2002; and

  •
  Proxy Statement dated June 5, 2002.

        Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by calling us at the following address or telephone number:

Best Buy Co., Inc. 7075 Flying Cloud Drive Eden Prairie, Minnesota 55344 (952) 947-2000 Attn: Investor Relations Department

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover page of this prospectus. Neither the delivery of this prospectus nor the sale of the debentures creates any implication to the contrary.

SUMMARY

        The following summary may not contain all of the information that may be important to you. You should read the entire prospectus, as well as information incorporated by reference, before making an investment decision. When used in this prospectus, in each case unless otherwise specified, the terms "Best Buy," "company," "we," "our" and "us" refer to Best Buy Co., Inc. and its consolidated subsidiaries, and the term "Best Buy Retail" refers to the operations of the company engaged in the retail sale of products under the brand names Best Buy and BestBuy.com. In this prospectus, we refer to a number of Web sites maintained by the company. These Web sites are not a part of this prospectus.

Best Buy

        We are North America's number one specialty retailer of consumer electronics, personal computers, entertainment software and appliances, with revenues for our fiscal year ended March 2, 2002, of $19.6 billion ($20.4 billion on a pro forma basis as though the Future Shop acquisition had been completed as of the beginning of the fiscal year). We operate retail stores and commercial Web sites under the brand names Best Buy (BestBuy.com), Media Play (MediaPlay.com), On Cue (OnCue.com), Sam Goody (SamGoody.com), Suncoast (Suncoast.com), Magnolia Hi-Fi (MagnoliaHiFi.com) and Future Shop (FutureShop.ca).

        We began in 1966 as an audio components retailer, and in the early 1980s, with the introduction of the videocassette recorder, expanded into video products. In 1983, we revised our marketing strategy and began using mass-merchandising techniques, including offering a wider variety of products and operating stores under a "superstore" format. In 1989, we dramatically changed our method of retailing by introducing a self-service, noncommissioned, discount-style store format designed to give the customer more control over the purchasing process. The Best Buy Retail store format has continued to evolve to include more interactive displays and, for some products, a higher level of customer service, with the latest version expected to result in a more effective labor model and improved merchandising.

        As of March 2, 2002, we operated 481 Best Buy Retail stores in 44 states, averaging over 40,000 square feet per store. During fiscal 2002, the Best Buy Retail stores had average annual sales per store of nearly $38 million. In addition, in fiscal 2001, Best Buy Retail re-launched its commercial Web site, BestBuy.com, which sells products over the Internet in all of Best Buy Retail's principal product categories except appliances. We view the site as part of a fully integrated "clicks-and-mortar" strategy for Best Buy Retail, offering a consistent and synchronized experience across both stores and Internet channels while tapping the unique advantages of each.

        In the fourth quarter of fiscal 2001, we acquired both Musicland Stores Corporation, one of the largest national retailers of pre-recorded music, movies and other entertainment-related products, and Magnolia Hi-Fi, Inc., a Seattle-based retailer of top-of-the-line consumer electronics, including audio and video home theater systems. Musicland operates through mall-based music and video stores under the brand names Sam Goody and Suncoast, rural On Cue stores and metropolitan, large-format Media Play stores. Musicland adds approximately 1,300 stores in 49 states, the District of Columbia, the Commonwealth of Puerto Rico and the Virgin Islands, with 8.8 million total retail square feet. Magnolia Hi-Fi adds 13 stores in Washington, Oregon and California that average 10,200 square feet per store.

        In the third quarter of fiscal 2002, we acquired Future Shop Ltd., Canada's largest retailer of consumer electronics. Future Shop operates 95 stores throughout Canada. The acquisition accelerates our goal of becoming North America's number one retailer of technology and entertainment products and services.

        Our vision is to make life fun and easy. Our business strategy is to bring technology and consumers together in a retail environment that focuses on educating consumers on the features and benefits of technology and entertainment while maximizing overall profitability. We believe that our stores offer consumers meaningful advantages in store environment, product value, selection and service, all of which further our objective of achieving a significant market share in the markets we serve. The acquisitions of Musicland, Magnolia Hi-Fi and Future Shop give us access to new distribution channels, new customers and the ability to leverage Best Buy Retail's core competencies to their operations. We also expect to accrue additional benefits from the cross merchandising of products and information sharing across distribution channels.

Recent Developments

        Effective June 30, 2002, our founder, Richard M. Schulze, turned over his responsibilities as Chief Executive Officer to Bradbury H. Anderson, previously our President and Chief Operating Officer. Mr. Schulze has agreed to remain as Chairman of the Board.

        We are a Minnesota corporation whose principal executive offices are located at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344. Our telephone number is (952) 947-2000.

        For additional information regarding our business, please see our Annual Report on Form 10-K for the fiscal year ended March 2, 2002, as well as our other filings with the SEC which are incorporated by reference into this prospectus. See "Where You Can Find More Information."

The Debentures

Debentures	$402,500,000 aggregate principal amount of our 2.25% Convertible Subordinated Debentures due January 15, 2022.
Maturity	January 15, 2022.
Interest
We pay interest on the debentures at an initial rate of 2.25% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2002. This rate will be reset on July 15, 2006, July 15, 2011 and July 15, 2016, but only if the average of the debenture price for the 20 trading days ending on the second trading day immediately preceding the applicable reset date equals 120% or more of the initial offering price of the debentures. In such case, the interest rate on the debentures will reset to a rate per annum equal to the five-year treasury rate minus 2.06%. In no event, however, will the interest rate be reset below 2.25% per annum or above 3.25% per annum.
We compute interest for each semi-annual period ending on January 15 and July 15 of each year on the basis of a 360-day year comprised of twelve 30-day months.
Conversion Rights
For each $1,000 principal amount of debentures surrendered for conversion, a holder will initially receive 14.4927 shares of our common stock. The conversion rate will be adjusted for certain reasons specified in the indenture. Upon conversion, accrued and unpaid interest will be deemed paid by the common stock received by the holder on conversion and any cash paid in respect of fractional shares.

Holders may convert their debentures at any time into shares of our common stock if the closing sale price of our common stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of conversion is more than 120% of the conversion price per share of our common stock at such preceding trading day. Even if the foregoing condition is not satisfied, holders may convert the credit ratings on the debentures are downgraded by Moody's and S&P to below Ba2 and BB, respectively. In addition, debentures called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date, or if we make a significant distribution to holders of our common stock or if we are a party to specified consolidations, mergers or transfers or leases of all or substantially all of our assets, holders may surrender debentures for conversion. The ability to surrender debentures for conversion will expire at the close of business on January 15, 2022, unless the debentures previously have been redeemed or purchased.

We have the option to designate a financial institution to which debentures surrendered for conversion by a holder of debentures will be initially offered by the conversion agent for exchange in lieu of us converting those debentures. In order to accept debentures surrendered for conversion, the designated institution must agree to exchange for those debentures a number of shares of our common stock equal to the number of shares the holder of those debentures would receive upon conversion, plus cash for any fractional shares. If the designated institution declines to accept for exchange any debentures in whole or in part, or if the designated institution agrees to accept any debentures for exchange but does not timely deliver the related shares of our common stock, those debentures or parts of debentures will be converted.
Subordination	The debentures are general unsecured subordinated obligations of ours and are:
• junior in right of payment to all of our existing and future senior indebtedness and structurally subordinated to all existing and other indebtedness and other liabilities of our subsidiaries; and
• guaranteed on a subordinated basis by Best Buy Stores, L.P., as guarantor.

As of March 2, 2002, we had senior indebtedness of approximately $413 million. The indenture governing the debentures and the guarantee does not limit our, the guarantor's or our respective subsidiaries' ability to incur senior indebtedness.
Guarantee
Best Buy Stores, L.P. has guaranteed the debentures on a subordinated basis. The guarantee is junior in right of payment to all existing and future senior indebtedness of the guarantor and is structurally subordinated to all existing and future indebtedness and other liabilities of the guarantor's subsidiaries.

The guarantee will be automatically released upon certain events, as described herein under "Description of Debentures — Guarantee." As of March 2, 2002, the guarantor had senior indebtedness of approximately $400 million.
Sinking Fund	None.
Redemption of Debentures at Our Option
We may redeem all or a portion of the debentures for cash at any time on or after January 15, 2007, at a redemption price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the date of redemption.

Purchase of Debentures at the Option of the Holder
Holders may require us to purchase all or a portion of their debentures on January 15, 2007, January 15, 2012 and January 15, 2017 at a purchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the purchase date. We may choose to pay the purchase price in cash, shares of our common stock or a combination of cash and common stock.
Change of Control
If a change of control (as defined herein) occurs, each holder of debentures will have the right, at the holder's option, to require us to purchase for cash all or a portion of such holder's debentures at a purchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the change of control purchase date.
Events of Default
If there is an event of default on the debentures, an amount equal to the principal amount of the debentures, plus accrued and unpaid interest in respect of the debentures, may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.
DTC Eligibility
The debentures were issued in book-entry form and are represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company ("DTC") in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.

United States Federal Income Tax Considerations
We treat the debentures as indebtedness subject to the U.S. Treasury regulations governing contingent payment debt instruments. Each holder agrees, for U.S. federal income tax purposes, to treat the debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes is 8.0%, which is the rate comparable to the rate at which we have determined we would borrow on a noncontingent, nonconvertible borrowing with terms and conditions otherwise comparable to the debentures (including the level of subordination, term, timing of payments and general market conditions). Accordingly, each holder is required to accrue interest on a constant yield to maturity basis at that rate, with the result that the holder will recognize taxable income significantly in excess of any cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a debenture into our common stock equal to the excess, if any, of the value of our common stock received on the conversion over the sum of the original purchase price of the holder's debenture and accrued and unpaid interest, as well as ordinary income or loss upon sale of the debenture. However, there is some uncertainty as to the proper application of the Treasury regulations that govern contingent payment debt instruments to a holder of a debenture, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized ordinary income upon the conversion, and should have recognized capital rather than ordinary income or loss upon a taxable disposition of its debenture.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE DEBENTURES AND WHETHER A PURCHASE OF THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE HOLDER'S PARTICULAR TAX SITUATION.

RISKS FACTORS

        Prospective investors should carefully consider the following formation with the other information contained in this prospectus before purchasing the debentures.

You should consider the United States federal income tax consequences of owning the debentures.

        While the proper tax treatment of a holder of the debentures is uncertain, we and each holder have agreed in the indenture to treat the debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments. Pursuant to this agreement, a holder will be required to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing (8.0%). A holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, under the indenture, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the debentures at a gain. See "Certain United States Federal Income Tax Considerations."

If we are unable to pay all of our debts or the guarantor is unable to pay its debts, you will receive payment on your debentures or on the guarantee only if we or the guarantor have funds remaining after we or the guarantor have paid all existing and future senior indebtedness.

        The debentures and the guarantee will be unsecured and subordinated in right of payment to all our and the guarantor's existing and future senior indebtedness. In the event of the bankruptcy, liquidation or reorganization of Best Buy or the guarantor or upon acceleration of the debentures due to an event of default under the indenture or upon a payment obligation arising under the guarantee and in certain other events, our assets or those of the guarantor, as the case may be, will be available to pay obligations on the debentures and the guarantee, as applicable, only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures or to pay amounts due under the guarantee. The debentures and the guarantee are also structurally subordinated to all liabilities, including trade payables, of our and the guarantor's subsidiaries. The indenture governing the debentures and the guarantee does not limit our, the guarantor's or our respective subsidiaries' ability to incur senior indebtedness. If we, the guarantor or our respective subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the debentures or the guarantor's ability to pay on the guarantee could be adversely affected. As of March 2, 2002, we had approximately $413 million of senior indebtedness and the guarantor had approximately $400 million of senior indebtedness. See "Description of Debentures—Subordination of Debentures and the Guarantee."

An active trading market for the debentures may not develop.

        We cannot assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their debentures or the price at which holders of the debentures will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

We may not be able to raise the funds necessary to finance a change in control purchase.

        Upon the occurrence of specific kinds of change in control events occurring on or before January 15, 2022, holders of debentures may require us to purchase their debentures for cash. However, it is possible that we would not have sufficient funds at that time to make the required purchase of debentures. See "Description of Debentures—Purchase at Option of Holder Upon a Change of Control."

The value of the conversion rights associated with the debentures may be substantially lessened or eliminated if we are a party to a merger, consolidation or other similar transaction.

        If we are a party to a consolidation, merger or transfer or lease of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other assets, the debentures would become convertible solely into such cash, securities or other assets. As a result, the value of the conversion rights associated with the debentures may be substantially lessened or eliminated since you would no longer be able to convert your debentures into shares of our common stock. See "Description of Debentures—Conversion Rights—Conversion Rate and Delivery of Our Common Shares."

Our business is subject to quarterly fluctuations and seasonality.

        Similar to most retailers, our business is seasonal, with revenues and earnings being generally lower during the first half of each fiscal year and greater during the second half of each fiscal year, which includes the year-end holiday season. In addition, our working capital needs are seasonal, with our greatest working capital requirements occurring during the second half of each fiscal year. Accordingly, our operating results may be affected by holiday spending patterns, as well as the timing of new store openings and general economic conditions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth historical and pro forma selected consolidated financial information and certain operating data of Best Buy and its subsidiaries. The selected consolidated financial information for the five fiscal years ended March 2, 2002 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected pro forma financial information is derived from unaudited financial statements. The unaudited financial information includes all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for the applicable period.

        The following information is only a summary. It should be read in conjunction with our audited consolidated financial statements and related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" in our Annual Report on Form 10-K for the fiscal year ended March 2, 2002, and all subsequent SEC filings, each as incorporated by reference into this prospectus.

	Fiscal Year(1)
	1998	1999	2000	2001(2)	2002(3)	Pro Forma 2002(4)
	($ in Millions, Except Per Share Amounts and Operating Data)
Statement of Earnings Data
Revenues	$8,337.8	$10,064.6	$12,494.0	$15,326.6	$19,596.8	$20,391.8
Gross profit	1,311.7	1,814.5	2,393.4	3,059.1	4,430.5	4,620.9
Selling, general and administrative expenses	1,145.3	1,463.3	1,854.2	2,454.8	3,493.0	3,678.0
Operating income	166.4	351.2	539.3	604.3	937.5	942.9
Net earnings (loss)	81.9	216.3	347.1	395.8	570.2	569.5
Net earnings (loss) per share:
Basic	$.31	$.72	$1.13	$1.28	$1.80	$1.80
Diluted	$.30	$.69	$1.09	$1.24	$1.77	$1.77
Balance Sheet Data
Working capital	$666.2	$662.1	$453.4	$214.0	$881.7	$—
Total assets	2,070.4	2,531.6	2,995.3	4,839.6	7,374.9	—
Long-term debt, including current portion	225.3	60.6	30.7	295.9	820.0	—
Convertible preferred securities	229.9	—	—	—	—	—
Shareholders' equity	535.7	1,033.9	1,096.0	1,821.9	2,521.2	—
Operating Data
EBITDA(5)	$234.7	$424.9	$643.0	$773.7	$1,246.0	$—
Operating cash flows	450.4	653.9	776.4	808.2	1,578.7	—
Investing cash flows	(22.3)	(241.1)	(416.3)	(1,029.8)	(965.5)	—
Financing cash flows	2.2	(147.2)	(395.2)	217.8	495.2	—
Comparable store sales change(6)	2.0%	13.5%	11.1%	4.9%	1.9%	—
Inventory turns(7)	5.6	6.6	7.2	7.6	7.5	—
Average revenues per store(8)	$29.6	$33.7	$37.2	$38.9	$38.0	—
Number of stores:
Best Buy Retail	284	311	357	419	481	—
Musicland	—	—	—	1,309	1,321	—
Magnolia Hi-Fi	—	—	—	13	13	—
Future Shop	—	—	—	—	95	—
Total retail square footage (000s):
Best Buy Retail	12,694	14,017	16,205	19,010	21,599	—
Musicland	—	—	—	8,772	8,806	—
Magnolia Hi-Fi	—	—	—	133	133	—
Future Shop	—	—	—	—	1,923	—

(1)
Our fiscal year is a 52/53 week period ending on the Saturday closest to the last day of February each year. Fiscal 2001 included 53 weeks and ended on March 3, 2001. All other periods presented included 52 weeks.

(2)
During the fourth quarter of fiscal 2001, we acquired the common stock of Musicland Stores Corporation and Magnolia Hi-Fi, Inc. The results of operations of those businesses are included from their dates of acquisition.

(3)
During the third quarter of fiscal 2002, we acquired the common stock of Future Shop Ltd. The results of operations of that business are included from the date of acquisition.

(4)
Pro forma information for fiscal 2002 shows unaudited pro forma results of operations of Best Buy Retail, Musicland and Future Shop for fiscal 2002 as though the Future Shop acquisition had been completed as of the beginning of the fiscal year. The information above does not necessarily represent what actual results would have been had the acquisition taken place at the beginning of the fiscal year. Expenses associated with post-acquisition integration activities are not included in the pro forma results. Additionally, anticipated changes to operations, including expected expense savings and synergies, are not reflected.

(5)
EBITDA means operating income plus depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and it is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to net earnings or cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, as a measure of liquidity or as an alternative measure of operating results. Our definition of EBITDA may differ from definitions used by other companies.

(6)
Comparable stores are stores open at least 14 full months, include remodeled and expanded locations and, for all periods presented, reflect Best Buy Retail stores only. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores will be included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition.

(7)
Inventory turns reflect Best Buy Retail stores only and are calculated based upon a monthly average of inventory balances.

(8)
Average revenues per store reflect Best Buy Retail stores only and are based upon total revenues for the period divided by the weighted average number of stores open during such period.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for each of the periods shown is as follows:

	Fiscal Year
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges	2.51	5.56	8.62	7.62	6.35

        We have computed the ratios of earnings to fixed charges shown above by dividing earnings available for fixed charges by fixed charges. For this purpose, "earnings available for fixed charges" consist of pretax income (loss) from continuing operations before extraordinary items plus fixed charges and amortization of capitalized interest, less capitalized interest. "Fixed charges" consist of interest expense, capitalized interest and an estimate of the interest within rental expense.

        We acquired both Musicland and Magnolia Hi-Fi in the fourth quarter of fiscal 2001 and we acquired Future Shop in the third quarter of fiscal 2002. These acquisitions were accounted for as purchases, with the company as the acquiror for accounting purposes. The acquisitions were included in the ratio of earnings to fixed charges from their respective dates of acquisition. The ratios of earnings to fixed charges for fiscal 1998, 1999 and 2000 include only the earnings and fixed charges of the Best Buy Retail operations.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the debentures or the underlying common stock by the selling securityholders.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is listed and traded on the New York Stock Exchange under the symbol "BBY." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as quoted on the New York Stock Exchange.

	High	Low
Fiscal 2000:
First Quarter ended May 29, 1999	$38.25	$27.00
Second Quarter ended August 28, 1999	53.67	29.50
Third Quarter ended November 27, 1999	48.54	30.59
Fourth Quarter February 26, 2000	44.67	28.00
Fiscal 2001:
First Quarter ended May 27, 2000	$59.25	$31.50
Second Quarter ended August 26, 2000	53.79	38.33
Third Quarter ended November 25, 2000	49.42	20.33
Fourth Quarter ended March 3, 2001	34.00	14.00
Fiscal 2002:
First Quarter ended June 2, 2001	$41.57	$22.42
Second Quarter ended September 1, 2001	46.60	35.45
Third Quarter ended December 1, 2001	48.00	26.68
Fourth Quarter ended March 2, 2002	51.47	43.43
Fiscal 2003:
First Quarter ended June 1, 2002	$53.61	$44.63
Second Quarter (through July 11, 2002)	46.10	32.50

        The stock market generally has, and the stocks of companies in the retailing industry in particular have, from time to time, experienced substantial price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. Various factors and events, such as announcements by us or our competitors of monthly sales figures and comparable store sales results, expansion plans, the loss of a major supplier or other factors, may also contribute to stock price volatility. Most retailers, including the company, derive a significant portion of their revenues and earnings during the year-end holiday season, and the price of our common stock may be subject to fluctuation based upon general expectations for holiday spending levels and patterns.

        We have not paid cash dividends historically on our common stock and do not presently intend to pay any dividends on our common stock for the foreseeable future. Our bank line of credit and certain other financing arrangements restrict our ability to pay dividends on our common stock.

DESCRIPTION OF DEBENTURES

        The debentures were issued under an indenture, dated as of January 15, 2002, among us, Best Buy Stores, L.P., as guarantor, and Wells Fargo Bank Minnesota, National Association, as trustee (the "trustee"). A copy of the indenture may be obtained from us upon written request. The statements under this caption relating to the indenture and the debentures are summaries and do not purport to be complete. These summaries make use of a number of terms defined in the indenture and are qualified in their entirety by express reference to the indenture. The terms of the debentures will also include those made a part of the indenture by reference to the Trust Indenture Act of 1939. For purposes of this section, the terms "we," "us" and "our" means only Best Buy Co., Inc. and not its subsidiaries.

General

        The debentures are our general unsecured subordinated obligations and have an aggregate principal amount of $402,500,000. The debentures bear interest from January 15, 2002, at an initial rate of 2.25% per annum and will mature on January 15, 2022 unless earlier redeemed at our option, converted into our common stock at the option of the holder or purchased by us at the option of the holder.

        We will pay interest on the debentures semi-annually in arrears on January 15 and July 15, commencing July 15, 2002, to the registered holders of record on the preceding January 1 and July 1, respectively. Such interest will be calculated on the basis of a 360-day year of twelve 30-day months.

        On July 15, 2006, July 15, 2011 and July 15, 2016, the interest rate on the debentures will be reset, but only if the average of the debenture price (as defined below) for the 20 trading days (as defined below) ending on the second trading day immediately preceding the applicable reset date equals $1,200 or more per $1,000 principal amount thereof. In such a case, the interest rate on the debentures will reset to a rate per annum equal to the five-year treasury rate (as defined below) minus 2.06%. However, in no event will the interest rate be reset below 2.25% per annum or above 3.25% per annum.

        On or prior to the applicable reset date, we will issue a press release announcing, and publish on our BestBuy.com Web site (or through such other similar public medium, if any, as we may use at that time), the reset interest rate for the debentures.

        The "debenture price" on any date of determination means the average of the secondary market bid quotations for the debentures per $1,000 principal amount thereof obtained by the bid solicitation agent for $10 million principal amount of debentures at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

  •
  at least three such bids are not obtained by the bid solicitation agent, or

  •
  in our reasonable judgment, the bid quotation prices are not indicative of the secondary market value of the debentures,

then the debenture price will equal the average of the secondary market bid quotations for the debentures per $1,000 principal amount thereof obtained by the bid solicitation agent for $10 million principal amount of debentures at such time from at least two unaffiliated securities dealers selected by us.

        The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that we believe to be willing to bid for the debentures.

        A "trading day" means each day on which the securities exchange or quotation system which is used to determine the debenture price or the closing sale price (as defined below), as applicable, is open for trading or quotation or, if the debentures (in the case of the debenture price) are or our common stock (in the case of the closing sale price) is not so listed or quoted, any business day.

        The term "five-year treasury rate" means, with respect to any reset date, the U.S. Treasury yield displayed on the Bloomberg Service screen accessed by the command which is currently "GT5 [GOVT] HP [GO]" (currently page 066) (or any successor or substitute page and command of such service providing rate quotations comparable to those currently provided on such page of such service) specified as the last reported yield applicable to U.S. Treasury Notes at the close of business on the date that is 120 days prior to such reset date (or, if such date is not a business day, on the next succeeding date which is a business day) or, if such yield is not available at such time for any reason, the "five-year treasury rate" with respect to such reset date shall mean the rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as the case may be, and applied on a daily basis) for direct obligations of the United States of America having a maturity that is equal to five years, as published weekly by the Federal Reserve Board in "Federal Reserve Statistical Release H.15(519)—Selected Interest Rates" or any successor publication, specified as the closing rate applicable to five-year U.S. Treasury Notes for the date that is 120 days prior to such reset date (or, if such date is not a business day, on the next succeeding date which is a business day).

        The debentures and our obligations under the indenture are guaranteed by Best Buy Stores, L.P., our wholly owned indirect subsidiary. The guarantee is a subordinated unsecured obligation of the guarantor and will be automatically released upon the occurrence of specified events, as discussed below under "—Guarantee."

        The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. The indenture contains no covenants or other provisions to afford protection to holders of debentures in the event of a highly leveraged transaction or a change of control of us except to the extent described under "—Purchase at Option of Holder Upon a Change of Control."

        See "—Book-Entry Delivery and Form" for information regarding the form, documents and mechanics for transferring the debentures.

Guarantee

        Best Buy Stores, L.P. has guaranteed our obligations under the debentures and the indenture, subject to release as described in the following paragraph. The guarantee is a general unsecured obligation of the guarantor, subordinated in right of payment to all existing and future senior indebtedness of the guarantor, including obligations under our existing credit facility. The obligations of the guarantor under the guarantee are limited as necessary to prevent the guarantee from constituting a fraudulent conveyance under applicable law.

        The guarantee of the debentures and the indenture will be released automatically upon:

  •
  the sale or disposition, whether by consolidation, merger, stock purchase, asset sale or otherwise, of the guarantor, or substantially all of its assets, to a person other than us or one or more of our subsidiaries; provided that we shall have delivered to the trustee an officers' certificate to the effect that immediately after, and taking into account, that sale or disposition, no default or event of default shall have occurred and be continuing under the indenture; and provided further that a termination will occur only to the extent that all obligations of the guarantor in respect of any indebtedness under all of our Credit Facilities, and under all of its pledges of assets or other security interests which secure indebtedness under all of our Credit Facilities, shall also terminate upon such sale or disposition; or

  •
  the sale or disposition, whether by consolidation, merger, stock purchase, asset sale or otherwise, of the guarantor, or substantially all of its assets, to us or one or more of our subsidiaries; provided that we shall have delivered to the trustee an officers' certificate to the effect that immediately after, and taking into account, the sale or disposition, no default or event of default shall have occurred and be continuing under the indenture; and provided further that, in the case of a sale or disposition to one or more of our subsidiaries, each such subsidiary shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and shall assume the payment of all amounts due and payable under the guarantee and the performance of all of the guarantor's other obligations and covenants under the guarantee and the indenture.

Conversion Rights

  General

        Holders may surrender debentures at any time for conversion into shares of our common stock at an initial conversion rate of 14.4927 shares of common stock per $1,000 principal amount of debentures (subject to adjustment as described below) if any of the following conditions is satisfied:

  •
  if the closing sale price of our common stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender is more than 120% of the conversion price per share of our common stock at such preceding trading day;

  •
  if the credit ratings on the debentures are downgraded by Moody's and S&P to below Ba2 and BB, respectively;

  •
  if we have called the debentures for redemption; or

  •
  upon the occurrence of specified corporate transactions.

        We describe each of these conditions in greater detail below.

Conversion Upon Satisfaction of Closing Sale Price Condition

        Holders may surrender debentures for conversion into shares of our common stock if the closing sale price of our common stock on the New York Stock Exchange, or if the shares are not then quoted on the New York Stock Exchange, such other principal national securities exchange on which our common stock is listed, for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the date of surrender, exceeds 120% of the conversion price per share of our common stock on that preceding trading day.

        The "closing sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market.

        The "conversion price" per share of our common stock as of any day equals the quotient of the principal amount of a debenture divided by the number of shares of our common stock issuable upon conversion of such debenture on that day.

        The conversion agent (which will initially be the trustee) will, on our behalf, determine daily if the debentures are convertible as a result of the closing sale price of our common stock and will notify us and the trustee accordingly.

Conversion Upon a Ratings Downgrade

        If at any time each of Moody's and S&P has downgraded the credit ratings on the debentures to below Ba2 and BB, respectively, then, so long as such downgrades are in effect, holders may surrender their debentures for conversion into our common stock.

Conversion Upon Notice of Redemption

        A holder may surrender for conversion a debenture called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

        Even if the closing sale price contingency described above under "—Conversion Upon Satisfaction of Closing Sale Price Condition" has not occurred, if we elect to distribute to all holders of our common stock:

  •
  certain rights or warrants entitling them to subscribe for or purchase our common stock at less than the market price (as defined below) on the record date for such issuance; or

  •
  cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in the first and third bullet points in the description below of adjustments to the conversion rate), which distribution has a per share value exceeding 15% of the market price of our common stock as of the trading day immediately preceding the declaration date for such distribution, we must notify the holders of debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.

        In addition, if we are party to a consolidation, merger or transfer or lease of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other assets, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or transfer or lease of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other assets, then at the effective time of the transaction, the right to convert a debenture into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debenture immediately prior to the transaction (assuming, in a case in which our shareholders may exercise rights of election, that a holder of debentures would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of nonelecting shares). If the transaction also constitutes a "change of control," as defined below, the holder can require us to purchase all or a portion of its debentures as described under "—Purchase at Option of Holder Upon a Change of Control."

Conversion Rate and Delivery of Our Common Shares

        The initial conversion rate is 14.4927 shares of our common stock per $1,000 principal amount of debentures, subject to adjustment upon the occurrence of certain events described below. This is equivalent to an initial conversion price of $69.00 per share of our common stock. A holder of a debenture otherwise entitled to a fractional share will receive cash equal to the then-current market value of such fractional share. No payment or adjustment will be made for accrued and unpaid interest on a converted debenture or for dividends or distributions on any of our common stock issued upon conversion of a debenture. Our delivery to the holder of the fixed number of shares of our common stock into which the debenture is converted, together with any cash payment for fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the debenture and the accrued and unpaid interest attributable to the period from the issue date to the conversion date. As a result, the principal amount of the debenture and accrued and unpaid interest thereon will be deemed to be paid in full rather than canceled, extinguished or forfeited.

        If a holder surrenders debentures for conversion during the period after any interest record date and prior to the corresponding interest payment date, the holder must pay us the interest payable on those debentures, unless they have been called for redemption on a redemption date within the period or on the interest payment date. The holder may not convert debentures called for redemption after the close of business on the business day preceding the date fixed for redemption, unless we default in payment of the redemption price. We will not issue fractional shares of common stock on a conversion. Rather, we will pay the converting holder in cash any amount equal to the fair market value of the fractional share.

        We will adjust the conversion rate for:

  •
  dividends or distributions on shares of our common stock payable in shares of our common stock or other capital stock of the company;

  •
  subdivisions, combinations or certain reclassifications of our common stock;

  •
  distributions to all holders of our common stock of certain rights entitling them to purchase shares of common stock for a period expiring within 60 days after the record date for such distribution at less than the quoted price at the time; and

  •
  distributions to all holders of our common stock of our assets or debt securities or certain rights to purchase our securities, but excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the closing sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution.

        We will not adjust the conversion rate, however, if holders of debentures are to participate in the transaction without conversion, or in certain other cases.

        No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. From time to time, we may voluntarily increase the conversion rate for a period of at least 20 days.

        In the event that we are a party to a merger, consolidation or transfer or lease of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other assets, each debenture would become convertible into the cash, securities or other property receivable by a holder of the number of shares of our common stock into which such debenture was convertible immediately prior to such transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the debentures in the future. For example, if we were acquired in a cash merger, each debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

        Holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of:

  •
  a taxable distribution to holders of our common stock which results in an adjustment of the conversion rate; or

  •
  an increase in the conversion rate at our discretion.

See "Certain United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends."

        The right of conversion attaching to any debenture may be exercised (a) if such debenture is represented by a global debenture, by book-entry transfer to the conversion agent through the facilities of DTC, or (b) if such debenture is represented by a certificated debenture, by delivery of such debenture at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date will be the date on which the debenture and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a debenture for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of our common stock upon conversion in a name other than that of the holder.

        A certificate for the number of full shares of our common stock into which any debenture is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the United States federal income tax treatment of a holder receiving shares of our common stock upon conversion, see "Certain United States Federal Income Tax Considerations—U.S. Holders—Sales, Exchange, Conversion or Redemption."

Exchange In Lieu of Conversion

        We have the option to designate a financial institution to which debentures surrendered for conversion by a holder of debentures will be initially offered by the conversion agent for exchange in lieu of our converting the debentures. When a holder surrenders debentures for conversion, the conversion agent will cause the debentures first to be offered to a financial institution chosen by us for exchange in lieu of conversion. We expect that when the debentures are convertible, the designated institution will submit to the conversion agent a non-binding offer to accept debentures surrendered for conversion. In order to accept debentures surrendered for conversion, the designated institution must agree to exchange for such debentures a number of shares of our common stock equal to the number of such shares the holder of such debentures would receive upon conversion, plus cash for any fractional shares. If the institution accepts any such debentures, it will deliver the appropriate number of shares of our common stock to the conversion agent and the conversion agent will deliver those shares to the holder who surrendered the debentures. The designation of an institution to which debentures may be submitted for exchange does not require the institution to accept any debentures from the conversion agent. If the designated institution declines to accept any debentures in whole or in part, those debentures or parts of debentures will be converted into shares of our common stock as the close of business on the business day following the business day on which the debentures are surrendered for conversion. If the designated institution agrees to accept any debentures for exchange but does not timely deliver the related common shares, the debentures will be converted and the shares of our common stock will be delivered. Any debentures accepted for exchange by the designated institution will remain outstanding until maturity or until redeemed, converted or purchased by us at the option of the holder.

        We anticipate that we will initially designate Credit Suisse First Boston Corporation as the institution to which offers described above will be made, although we may change this designation at any time.

Subordination of Debentures and the Guarantee

        The indebtedness evidenced by the debentures and the guarantee are subordinated to the extent provided in the indenture to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all senior indebtedness.

        Upon any distribution of our or the guarantor's assets upon any dissolution, winding-up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment on the principal of and interest on the debentures and payment on the guarantee, as the case may be, will be subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all senior indebtedness.

        In the event of any acceleration of the debentures because of an event of default or upon a payment obligation arising under the guarantee, the holders of any senior indebtedness then outstanding would be entitled to payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all obligations with respect to such senior indebtedness before the holders of the debentures or the beneficiaries of the guarantee, as the case may be, are entitled to receive any payment or other distribution. We and the guarantor are required to promptly notify holders of senior indebtedness if payment of the debentures is accelerated because of an event of default or if there is a payment obligation arising under the guarantee.

        Neither we nor the guarantor may make any payment on the debentures or the guarantee, as applicable, if:

  •
  a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable grace period, or

  •
  any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness to accelerate its maturity and the indenture trustee receives a notice of such default, which is referred to herein as a payment blockage notice, from any person permitted to give this notice under the indenture.

        We and the guarantor may resume payments on the debentures or the guarantee, as applicable:

  •
  in the case of a payment default, when the default is cured or waived or ceases to exist, and

  •
  in the case of a nonpayment default, upon the earlier of (1) when the default is cured or waived or ceases to exist and (2) 179 days after receipt of the payment blockage notice.

        No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the indenture trustee's receipt of the prior payment blockage notice.

        No default that existed on the date of delivery of any payment blockage notice to the indenture trustee shall be the basis for a subsequent payment blockage notice.

        By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization or that of the guarantor, holders of senior indebtedness may receive more, ratably, and holders of the debentures and the beneficiaries of the guarantee may receive less, ratably, than our or the guarantor's other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture or the triggering of the guarantor's payment obligation under the guarantee. The indenture does not limit our or the guarantor's ability to incur additional indebtedness, including senior indebtedness. The incurrence of significant amounts of additional debt could adversely affect our and the guarantor's ability to service our or the guarantor's debt, including the debentures and the guarantee.

        A significant portion of our operations, and a portion of the guarantor's operations, are conducted through subsidiaries. As a result, our and the guarantor's cash flow and our and the guarantor's ability to service debt, including the debentures and the guarantee, would depend upon the earnings of our and the guarantor's subsidiaries. In addition, Best Buy and the guarantor would be dependent on the distribution of earnings, loans or other payments by our and the guarantor's subsidiaries.

        Our subsidiaries and the guarantor's subsidiaries are separate and distinct legal entities from us and the guarantor. Except as described above under "—Guarantee," our and the guarantor's subsidiaries have no obligation to pay any amounts due on the debentures or the guarantee or to provide us or the guarantor with funds for our or the guarantor's respective payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries or the guarantor's subsidiaries to us or the guarantor could be subject to statutory or contractual restrictions. Payments to us or the guarantor by our subsidiaries or the guarantor's subsidiaries will also be contingent upon such subsidiaries' earnings.

        Our right and the guarantor's right to receive any assets of any of our subsidiaries and the guarantor's subsidiaries, as applicable, upon their liquidation or reorganization, and therefore the right of the holders of the debentures or the beneficiaries of the guarantee, as the case may be, to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we or the guarantor were a creditor of any of such subsidiaries, our rights and the guarantor' rights as a creditor would be subordinate to any security interest in the assets of such subsidiaries and any indebtedness of such subsidiaries senior to that held by us or the guarantor, as the case may be.

        As of March 2, 2002, we had an aggregate of approximately $413 million of indebtedness outstanding that would constitute senior indebtedness and the guarantor had an aggregate of approximately $400 million of indebtedness outstanding that would constitute senior indebtedness.

Certain Definitions

        The term "designated senior indebtedness," as to any person, means (1) such person's obligations under our existing credit facility and (2) any senior indebtedness that expressly provides that such senior indebtedness is "designated senior indebtedness" for purposes of the indenture.

        The term "indebtedness," as to any person, means, without duplication:

        (1)  all of such person's obligations for borrowed money or for the deferred purchase price of property or services, and including, without limitation, the face amount available to be drawn under all letters of credit, reimbursement and similar obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured;

        (2)  all of such person's obligations evidenced by notes, bonds, debentures or similar instruments;

        (3)  all of such person's obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

        (4)  all of such person's obligations under leases with respect to which such person is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with generally accepted accounting principles;

        (5)  all of such person's obligations, contingent or otherwise, with respect to any indebtedness of another person, if the purpose or intent thereof by such person is to provide assurance to the obligee of such indebtedness that such indebtedness will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such indebtedness will be protected (in whole or in part) against loss in respect thereof;

        (6)  all of such person's obligations under interest rate swap, cap or collar agreements, foreign exchange contracts, currency swap agreements and other agreements or arrangements entered into in the ordinary course of business and consistent with past practices designed to protect such person against fluctuations in interest rates or currency exchange rates; and

        (7)  all indebtedness referred to in clauses (1), (2), (3), (4) or (5) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any pledge, mortgage, security interest, hypothecation, assignment for security interest or encumbrance of any kind upon or in property (including, without limitation, accounts and contracts rights) owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness;

provided, however, that indebtedness does not include current accounts payable of such person arising in the ordinary course of business.

        The term "senior indebtedness," as to any person, means the principal, premium, if any, interest, including any interest accruing after bankruptcy, rent and all fees, costs, expenses and other amounts due on indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by such person, including all deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. Senior indebtedness does not include:

  (1)
  indebtedness that expressly provides that it shall not be senior in right of payment to the debentures or the guarantee (as the case may be) or expressly provides that it is on the same basis or junior to the debentures or the guarantee;

  (2)
  indebtedness to any of its majority-owned subsidiaries; and

  (3)
  in our case, the debentures and in the case of the guarantor, the guarantee, as applicable.

Maturity; Redemption of Debentures at Our Option Prior to Maturity

        We must repay the debentures at their stated maturity on January 15, 2022, at a price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the stated maturity, unless earlier redeemed by us, purchased by us at your option, or converted. Beginning on January 15, 2007, we may redeem the debentures at our option, in whole at any time, or in part from time to time, for cash at a redemption price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the date of redemption. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of debentures.

        Holders may convert debentures or portions of debentures called for redemption even if the closing sale price contingency described under "—Conversion Rights" has not occurred, until the close of business on the day that is two business days prior to the redemption date.

        If we redeem less than all of the outstanding debentures, the trustee will select the debentures to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder's debentures is selected for partial redemption and the holder converts a portion of the debentures, the converted portion will be deemed to be the portion selected for redemption.

Purchase of Debentures at the Option of the Holder

        On January 15, 2007, January 15, 2012 and January 15, 2017, each holder may require us to purchase any outstanding debentures for which such holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their debentures for purchase to the paying agent (which will initially be the trustee) at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

        We will purchase each outstanding debenture for which such holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of such debenture, together with accrued and unpaid interest up to but not including the purchase date.

        If the purchase date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid to the record holder on the relevant record date.

        We may, at our option, elect to pay the purchase price in cash or shares of our common stock valued at the market price or any combination thereof. See "—Election to Pay Purchase Price in Shares of Our Common Stock."

        For a discussion of the tax treatment of a holder receiving cash on the purchase of debentures, see "Certain United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Conversion or Redemption."

Required Notices and Procedure

        On a date not less than 20 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the register of the registrar (which will initially be the trustee), and to beneficial owners as required by applicable law, stating, among other things:

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  the purchase price per $1,000 principal amount of debentures;

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  whether we will pay the purchase price for the debentures in cash, common stock or any combination thereof, specifying the applicable percentages of each;

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  if we elect to pay in common stock, the method for calculating the market price of our common stock; and

  •
  the procedures that holders must follow to require us to purchase their debentures.

        Simultaneously with our notice of purchase, we will disseminate a press release containing this information through any two of the following three news services: Reuter's Economic Services, Bloomberg Business News and Dow Jones & Company Inc. We will also publish this information on our BestBuy.com Web site or through such other public medium as we may use at that time.

        The purchase notice given by each holder electing to require us to purchase debentures must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

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  the certificate numbers of the holder's debentures to be delivered for purchase or, if such debentures are not in certificated form, appropriate depository procedures;

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  the aggregate principal amount of debentures to be purchased;

  •
  that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures; and

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  if we elect, pursuant to the notice we are required to give, to pay any or all of the purchase price in shares of our common stock, but instead must pay the purchase price entirely in cash because one or more of the conditions to payment of any or all of the purchase price in our common stock (described below in "—Election to Pay Purchase Price in Shares of Our Common Stock") is not satisfied prior to the close of business on the purchase date, whether such holder elects:

    (1)
    to withdraw the purchase notice as to some or all of the debentures to which it relates, stating the principal amount and certificate numbers of the debentures as to which such withdrawal shall relate; or

    (2)
    to receive cash in such event in respect of the entire purchase price for all debentures or portions of debentures subject to such purchase notice.

        If the holder fails to indicate in the purchase notice and in any written notice of withdrawal, a choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to the purchase notice in these circumstances.

        A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the second business day prior to the purchase date. The notice of withdrawal shall state:

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  the certificate numbers of the debentures being withdrawn or, if such debentures are not in certificated form, appropriate depository procedures;

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  the aggregate principal amount of the debentures being withdrawn; and

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  the aggregate principal amount of the debentures, if any, that remain subject to the purchase notice.

        Payment of the purchase price for a debenture for which a purchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the debenture will be made promptly following the later of the purchase date or the time of book-entry transfer or physical delivery of the debenture.

        If the paying agent holds money or securities sufficient to pay the purchase price of a debenture on the business day following the purchase date in accordance with the indenture, then, immediately after the purchase date, the debenture will cease to be outstanding and the debenture will cease to accrue interest, whether or not book-entry transfer is made or the debenture is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the purchase price upon book-entry transfer or delivery of the debenture.

        Our ability to purchase debentures with cash may be limited by the terms of our existing bank line of credit and certain other financing arrangements.

        We may not purchase any debentures at the option of holders if an event of default described under "—Events of Default" below has occurred and is continuing.

        In connection with any purchase offer, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable and file Schedule TO or any other required schedule under the Exchange Act.

Election to Pay Purchase Price in Shares of Our Common Stock

        If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the purchase price to be paid in shares of common stock divided by the market price.

        We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver shares of common stock in payment, in whole or in part, of the purchase price.

        The "market price" of our common stock on any purchase date means the average of the closing sale prices of our common stock for the five trading day period ending on the third business day (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day immediately prior thereto) prior to such purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events with respect to our common stock that would result in an adjustment of the conversion rate.

        Because the market price of our common stock is determined prior to the applicable purchase date, holders of debentures bear the market risk with respect to the value of our common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in our common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

        Upon determination of the actual number of shares of our common stock issuable in accordance with the foregoing provisions, we will disseminate a press release containing this information through any two of the following three news services: Reuter's Economic Services, Bloomberg Business News and Dow Jones & Company Inc. We will also publish this information on our BestBuy.com Web site or through such other public medium as we may use at that time.

        Our right to purchase debentures, in whole or in part, with shares of our common stock is subject to our satisfying various conditions, including:

  •
  the listing of such shares of our common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

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  the registration of our common stock under the Securities Act and the Exchange Act, if required; and

  •
  any necessary qualification or registration under applicable state securities laws or the availability of an exemption from such qualification and registration.

        If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the debentures of such holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the notice that we are required to give to holders of debentures, except as described in the first sentence of this paragraph.

Purchase at Option of Holder Upon a Change of Control

        If a change of control (as defined below) occurs, each holder of debentures will have the right, at such holder's option, to require us to purchase all of such holder's debentures, or any portion thereof, that is an integral multiple of $1,000 principal amount on the date (the "change of control purchase date") selected by us that is not less than 10 nor more than 30 days after the final surrender date (as defined below), at a price equal to 100% of the principal amount of such debentures plus accrued and unpaid interest up to but not including the change of control purchase date.

        Unless we shall previously have called for redemption of all of the debentures, within 30 days after the occurrence of a change of control, we are obligated to deliver to the trustee and mail (or cause the trustee to mail) to all holders of record of the debentures a notice (the "company notice") describing, among other things, the occurrence of such change of control and of the purchase right arising as a result thereof. We must cause a copy of the company notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise the purchase right, a holder of debentures must, on or before the date which is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the company notice (the "final surrender date"), give irrevocable written notice of the holder's exercise of such right and surrender the debentures (if such debentures are represented by a global debenture, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable. The submission of such notice together with such debentures pursuant to the exercise of a purchase right will be irrevocable on the part of the holder (unless we fail to purchase the debentures on the change of control purchase date) and the right to convert the debentures will expire upon such submission.

        The term "change of control" shall mean any of the following:

  •
  any person, including our affiliates and associates, other than us or our employee benefit plans, files a Schedule 13D or Schedule TO, or any successor schedule, form or report, under the Exchange Act, disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

  •
  any share exchange, consolidation or merger is consummated pursuant to which our common stock would be converted into cash, securities or other property, in each case other than any share exchange, consolidation or merger of our company in which the holders of our common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

        The right to require us to purchase the debentures as a result of the occurrence of a change of control could create an event of default under our future senior indebtedness. Failure by us to purchase the debentures when required will result in an event of default with respect to the debentures.

        The holders' right to require us to purchase the debentures upon the occurrence of a change of control could, in certain circumstances, make more difficult or discourage a potential takeover of the company and, thus, removal of incumbent management. The change of control purchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. Instead, the change of control purchase feature is a standard term contained in other similar debt offerings and the terms of such feature have resulted from negotiations between us and the initial purchasers.

        We could in the future enter into certain transactions, including highly leveraged recapitalizations, that would not constitute a change of control and would, therefore, not provide the holders with the protection of requiring us to purchase the debentures.

        Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the purchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

Events of Default

        The following are "events of default": (a) a default by us or the guarantor in the payment of interest on any debenture that continues for 30 days or more after such payment is due, whether or not prohibited by the subordination provisions of the indenture, (b) a default by us or the guarantor in the payment of the principal of any debenture, the redemption price, the purchase price or the change of control purchase price in respect of any debenture when due or any amount due under the guarantee, whether or not prohibited by the subordination provisions of the indenture, (c) a default by us or the guarantor in the performance of any other covenants or agreements in the indenture that continues for 90 days after written notice to us by the trustee or the holders of at least 25% in principal amount of outstanding debentures, (d) failure by us or the guarantor to make any payment when due, including any applicable grace period, in respect of our indebtedness or the indebtedness of the guarantor for borrowed money, which failure results in acceleration of any such indebtedness which is in an amount in excess of $50 million, (e) a default by us or the guarantor with respect to any of our indebtedness or the indebtedness of the guarantor for borrowed money, which default results in acceleration of any such indebtedness which is in an amount in excess of $50 million, (f) the guarantee shall be held to be unenforceable or invalid or shall cease to be in full force and effect, and (g) certain events of bankruptcy, insolvency or reorganization with respect to us or the guarantor.

        If an event of default shall occur and be continuing and if it is known to the trustee, the trustee is required to mail to each holder of the debentures a notice of the event of default within 90 days after such default occurs. Except in the case of a default in payment of the principal, redemption price, purchase price or change of control purchase price of, or accrued interest on, any debenture, the trustee may withhold the notice if and so long as the trustee in good faith determines that withholding the notice is in the interests of the holders of the debentures.

        If an event of default shall occur and be continuing, the trustee or the holders of not less than 25% in principal amount of outstanding debentures may declare an amount equal to the principal amount of the debentures plus accrued and unpaid interest in respect of the debentures to be immediately due and payable. If the event of default relates to bankruptcy, insolvency or reorganization with respect to us or the guarantor, the debentures will automatically become immediately due and payable, subject to applicable law.

        Holders of the debentures may not enforce the indenture or debentures except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the debentures, unless the holders shall have offered the trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the indenture, the holders of a majority in principal amount of the debentures at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Those holders may, in certain cases, waive any default except a default in payment of the principal amount, redemption price, purchase price or change of control purchase price of, or accrued interest on, any debenture or a failure to comply with certain provisions of the indenture relating to conversion of the debentures.

        We are required to furnish the trustee annually with a certificate as to our compliance with the conditions and covenants provided for in the indenture.

Discharge

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding debentures or by depositing with the trustee, the paying agent or the conversion agent, if applicable, when the debentures have become due and payable, whether at stated maturity, on any redemption date, purchase date or change of control purchase date, upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding debentures and all other sums payable under the indenture by us.

Merger and Consolidation

        We may not (1) consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person (other than a guarantor), (2) permit any person to consolidate with or merge into us or (3) permit any person to convey, transfer, sell or lease that person's properties and assets substantially as an entirety to us unless:

  •
  in the case of (1) and (2) above, the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal amount of and accrued and unpaid interest on the debentures and the performance of our other covenants under the indenture; and

  •
  in all cases, immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

Modification and Waiver

        Subject to certain exceptions, supplements of and amendments to the indenture or the debentures may be made by us, the guarantor and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debentures and any existing default or compliance with any provisions may be waived with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debentures. Without the consent of any holders of the debentures, we, the guarantor and the trustee may amend or supplement the indenture or the debentures to cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations or the obligations of the guarantor to holders of the debentures, to make certain changes with respect to conversion rights in case of a merger or acquisition otherwise in compliance with the indenture, to release the guarantor's guarantee in accordance with the terms of the indenture, or to make any change that does not materially adversely affect the rights of any holder of the debentures. Without the consent of the holders of each debenture affected thereby, an amendment, supplement or waiver may not (a) change the stated maturity date of any debenture, or adversely affect the right to convert any debenture, (b) reduce the principal amount, redemption price, purchase price or change of control purchase price of, or alter the manner or rate of accrual of interest (or extend the time for payment of interest) on any debenture, (c) change the currency for payment in respect of any debenture, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any debenture, (e) reduce the above stated percentage of outstanding debentures necessary to amend or supplement the indenture or waive defaults or compliance, (f) make any changes in the subordination provisions of the indenture or in the ranking or priority of any debenture or the guarantee in a manner materially adverse to the holders of the debentures, (g) make any change in the guarantee of the debentures and the related sections of the indenture that would adversely affect the holders of the debentures or release the guarantor from its obligations under the guarantee or the indenture, except in accordance with the indenture, or (h) modify (with certain exceptions) any provisions of the indenture relating to modification and amendment of the indenture or waiver of compliance with conditions and defaults thereunder.

Concerning the Trustee

        Wells Fargo Bank Minnesota, National Association, the trustee under the indenture, has been appointed by us as the initial paying agent, conversion agent, bid solicitation agent and registrar with regard to the debentures. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

        In case an event of default shall occur (and shall not be cured) and holders of the debentures have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debentures, unless the holders shall have offered to the trustee indemnity reasonably satisfactory to it.

Governing Law

        The indenture, the debentures and the guarantee are governed by and will be construed in accordance with the laws of the State of New York.

Book-Entry, Delivery and Form

        The debentures were initially issued in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Debentures in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        We expect that pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC will credit on its book-entry registration and transfer system the principal amount of debentures represented by such global security to the accounts of participants. The accounts to be credited will be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

        Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

        So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by the global security for all purposes under the indenture and the debentures. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security you will not be entitled to have the debentures represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any debentures under the global security. We have been advised that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments on the debentures represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal of or interest on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of debentures only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of debentures as to which such participant or participants has or have given such direction. However, if DTC notifies us that they are unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the debentures, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions."

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Common Stock

        We are authorized to issue 1,000,000,000 shares of common stock, par value $.10 per share. Each share of common stock is entitled to participate pro rata in distributions upon liquidation, subject to the rights of holders of preferred stock, and to one vote on all matters submitted to a vote of shareholders. The holders of common stock may receive cash dividends as declared by the board of directors out of legally available funds, subject to the rights of any holders of preferred stock. See "Price Range of Common Stock and Dividends" for a description of certain restrictions on the payment of cash dividends. The outstanding shares of common stock are, and the shares of common stock issued upon conversion of the debentures will be, fully paid and nonassessable. Holders of common stock have no preemptive or similar equity preservation rights, and cumulative voting of shares in the election of directors is prohibited. The holders of more than 50% of the outstanding shares of common stock have the voting power to elect all directors and, except as is discussed at "—Certain Company Charter and By-law Provisions," to approve mergers, sales of assets and other corporate transactions.

        The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Preferred Stock

        We are authorized to issue up to 400,000 shares of preferred stock, par value $1.00 per share. Our articles of incorporation provide that shares of preferred stock may be issued from time to time, in one or more series, with such designations, relative rights, preferences, limitations, dividend rights, redemption prices, liquidation prices, conversion rights, sinking or purchase fund rights or other privileges as our board of directors may establish.

        The issuance of preferred stock could affect the rights of holders of common stock. For example, issuance of the preferred stock could result in a class of securities outstanding that will have preferences with respect to dividends and in liquidation over the common stock and could (upon conversion or otherwise) enjoy all of the rights appurtenant to common stock. There are no issued and outstanding shares of preferred stock. There are no agreements or understandings for the issuance of preferred stock and we have no present intent to issue preferred stock.

Certain Company Charter and By-law Provisions

        Our articles of incorporation and By-laws contain certain "anti-takeover" provisions that could have the effect of delaying or preventing certain changes in control of the company and thereby deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

        Our directors are elected for two-year, staggered terms, such that only a portion of our directors are elected in any year. This provision of the by-laws, together with a provision discussed below that is contained in our articles of incorporation and governs removal of directors, could have the effect of delaying for a period of one year or more a change in control of the company, by delaying a potential acquirer's ability to elect a majority of the board of directors, depending upon the number of directors next up for election following any such acquisition. Cumulative voting of shares in the election of directors is prohibited by the articles of incorporation.

        Our articles of incorporation (i) provide for a "supermajority" vote requiring 80% shareholder approval of certain business combinations with "related persons," unless the combination has been approved by a majority of the board of directors; (ii) provide that a "fair price" be paid to all shareholders by requiring the approval of 66 2/3% of shareholders not including a "related person" for certain business combinations with the "related person" unless the transaction is approved by a majority of the board of directors or each shareholder receives cash consideration equal to the highest price paid by the "related person" in acquiring any of our shares; (iii) give the directors the right to consider non-financial factors of any proposed business combination; (iv) provide that the provisions described above cannot be amended without an 80% vote (or 66 2/3% in the case of the "fair price" amendment) of shareholders; (v) provide for removal of directors only for cause or upon the vote of 80% of shares entitled to vote at an election of directors; and (vi) forbid the payment of "greenmail," or the payment of a premium to redeem stock accumulated by an investor at the expense of other shareholders who are not afforded the same opportunity.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of the material United States federal income tax consequences of the ownership and disposition of debentures and our common stock into which the debentures may be converted, and constitutes the opinion of Ernst & Young LLP. Due to the complexity of the tax laws of the United States and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders, and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the ownership and disposition of debentures and common stock into which the debentures may be converted under the laws of any federal, state, local or other taxing jurisdiction.

        This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding debentures or common stock. Moreover, this summary deals only with purchasers who hold debentures or common stock into which debentures have been converted as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a "straddle," "hedge," "conversion transaction," "constructive sale" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, or U.S. holders, as defined below, whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under United States alternative minimum tax rules, United States federal estate or gift tax laws (except as specifically described below with respect to non-U.S. holders), the laws of any U.S. state or locality, or any foreign tax laws.

        Prospective purchasers of the debentures are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership and disposition of the debentures, and common stock into which the debentures may be converted, under the U.S. federal tax laws and the laws of any relevant state, local or non-United States taxing jurisdiction.

        As used herein, the term "U.S. holder" means a beneficial owner of debentures or common stock into which debentures have been converted that is, for United States federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

        As used herein, the term "non-U.S. holder" means a beneficial owner, other than a partnership, of debentures or common stock into which debentures have been converted that is not a U.S. holder for United States federal income tax purposes.

        If a partnership, including for this purpose any entity treated as a partnership for United States tax purposes, is a beneficial owner of debentures or common stock into which debentures have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of debentures that is a partnership, and partners in such a partnership, should consult their tax advisors about the United States federal income tax consequences of holding and disposing of debentures and common stock into which debentures have been converted.

Revenue Ruling 2002-31

        On May 7, 2002, the Internal Revenue Service published Revenue Ruling 2002-31, in which it addressed certain tax consequences arising from the issuance of convertible debt instruments similar to the debentures. The holdings of that Revenue Ruling are taken into account in the discussion below. Revenue Ruling 2002-31 did not, however, resolve all tax issues arising from the debentures, and further is not applicable to the debentures to the extent there are material factual differences between the debentures and the debt instruments described in the Revenue Ruling.

Classification of the Debentures

        In the opinion of Ernst & Young LLP, the debentures are indebtedness subject to the Treasury regulations governing contingent payment debt instruments ("CPDI") for U.S. federal income tax purposes. Pursuant to the terms of the indenture, we and each holder of the debentures agree, for United States federal income tax purposes, to treat the debentures as subject to the "noncontingent bond method" set forth in the CPDI regulations and to be bound by our application of that method to the debentures, including our determination of the rate at which interest will be deemed to accrue on the debentures for United States federal income tax purposes. The remainder of this discussion assumes that the debentures will be treated in accordance with that agreement and our determinations. However, the proper United States federal income tax treatment of a holder of a debenture is uncertain in various respects, and no assurance can be given that the IRS will not assert that the debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should have recognized capital gain or loss upon a taxable disposition of its debentures.

U.S. Holders

Accrual of Interest on the Debentures

        Under the noncontingent bond method in the CPDI regulations, a United States person generally will be required to accrue interest income on the debentures, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will be required to include interest in taxable income in each year in excess of the accruals on the debentures and in excess of any interest payments actually received in that year.

        The noncontingent bond method provides that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures that equals:

  (1)
  the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the actual period; and (ii) the comparable yield (as defined below) of the debentures, adjusted for the length of the accrual period;

  (2)
  divided by the number of days in the accrual period; and

  (3)
  multiplied by the number of days during the accrual period that the U.S. holder held the debentures.

        A debenture's issue price is the first price at which a substantial amount of the debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the debentures.

        Under the noncontingent bond method, we are required to establish the "comparable yield," and we have determined that the comparable yield for the debentures is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures. Accordingly, we have determined the comparable yield to be 8.0% compounded semi-annually.

        We are required to provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. The projected payment schedule for the debentures includes estimates for payments of interest and an estimate for a payment at maturity taking into account the conversion feature. U.S. holders may obtain the projected payment schedule by submitting a written request for such information to: Best Buy Co., Inc., 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, Attention: Treasury Department.

        Under the indenture, each U.S. holder for United States federal income tax purposes is required to use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the debentures.

  THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY OTHER PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE WITH RESPECT TO THE DEBENTURES.

        Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Debentures

        If, by reason of a resetting of the interest rate on the debentures, a U.S. holder is to receive one or more payments with respect to the debentures that exceed the corresponding amounts of projected payments for the related periods, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations. Although it is not entirely clear, it is likely that the net positive adjustment will equal the excess of the present value of the payments for the reset period over the present value of the projected payments for that period (determined without taking into account adjustments for payments made after all remaining contingent payments on the debentures become fixed), discounting at the comparable yield. Any such adjustment will be treated as additional interest in the tax year to which it relates. Conversely, if by reason of a resetting of the interest rate on the debentures, a U.S. holder is to receive payments with respect to the debentures for a reset period that are less than the total amount of projected payments for that period, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations. Although it is not entirely clear, it is likely that the net negative adjustment will equal the present value of the projected payments in excess of the present value of the redetermined payments (determined without taking into account adjustments for payments made after all remaining contingent payments on the debentures become fixed), discounting at the comparable yield. Any such adjustment will (a) reduce the U.S. holder's interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the debentures during the prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. The CPDI regulations require that adjustments for payments made after all remaining contingent payments on the debentures become fixed be taken into account in a reasonable manner over the relevant period as an additional net positive or negative adjustment as the case may be.

Sales, Exchange, Conversion or Redemption

        Generally, the sale, exchange, redemption or other disposition of a debenture will result in taxable gain or loss to a U.S. holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments for the debentures includes the receipt of common stock upon conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat the transfer of our common stock to a U.S. holder upon the conversion of a debenture as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion will also result in taxable gain or loss to the U.S. holder. The amount of gain or loss on a taxable sale, exchange, conversion, redemption or other disposition will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder's adjusted tax basis in the debenture. A U.S. holder's adjusted tax basis in a debenture should generally be equal to the U.S. holder's original purchase price for the debenture, increased by any interest income previously accrued by the U.S. holder (accruing at the comparable yield, as discussed above) and any net positive adjustment to interest accruals described above, and decreased by the amount of any projected payments previously made on the debentures to the U.S. holder and any net negative adjustment to interest accruals described above. Gain recognized upon a sale, exchange, conversion, redemption or other disposition of a debenture will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest on the debentures included in income for the year of sale or any prior period (net of any negative adjustments), and thereafter, capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations. All holders should consult their tax advisors regarding the treatment of capital gains and losses.

        A U.S. holder's tax basis in our common stock received upon a conversion of a debenture will equal the then current fair market value of such common stock. The U.S. holder's holding period for the common stock received will commence on the day immediately following the date of conversion, not on the date of acquisition of the debentures.

Dividends on Common Stock

        If a U.S. holder converts debentures into common stock, in general, distributions on the common stock that are paid out of our current or accumulated earnings and profits, as defined for United States federal income tax purposes, will constitute dividends and will be includible in income by a holder and taxable as ordinary income when received or accrued, in accordance with that holder's method of accounting for United States federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. holder's investment, up to the holder's basis in the common stock. Any remaining excess will be treated as capital gain.

Constructive Dividends

        The conversion price of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury regulations issued thereunder, an adjustment in the conversion price, or the failure to make such an adjustment, may under particular circumstances be treated as a constructive taxable dividend to U.S. holders of our debentures or common stock to the extent of our current or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the proportionate interest of a U.S. holder of debentures in our earnings and profits generally should not result in a constructive distribution where the adjustment does not compensate the U.S. holder of debentures for taxable distributions to our shareholders. However, in other circumstances, adjustments (or the failure to make adjustments) may result in a constructive distribution to U.S. holders of debentures or common stock, taxable to the holders even though they did not receive any cash or property. For example, if at any time we make a distribution of property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures. Conversely, if an event occurs that dilutes the interests of holders of our debentures and the conversion price is not adjusted, the resulting increase in the proportionate interests of holders of common stock could be treated as a taxable stock dividend to the holders of our common stock.

Backup Withholding and Information Reporting

        Non-exempt U.S. holders may be subject to information reporting with respect to certain "reportable payments," including payments of principal and interest on debentures, dividends on common stock and the proceeds of the sale or other disposition of the debentures or common stock. Non-exempt U.S. holders that are subject to information reporting and that do not provide appropriate information when requested may be subject to backup withholding. U.S. holders should consult their tax advisors regarding the applicability of backup withholding.

        We will report to the U.S. holders of debentures and common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Special rules applicable to Non-U.S. Holders

        Although the following discussion applies specifically to non-U.S. holders, it is not an exhaustive discussion of the U.S. tax considerations that could apply to such holders. The discussion preceding this section may also apply to some extent to non-U.S. holders. Non-U.S. holders should consult their own tax advisors concerning the applicability of the United States federal tax laws and the laws of any relevant state, local or non-United States taxing jurisdiction.

Payment of Interest

        Generally, payments of interest to nonresident persons or entities are subject to a United States withholding tax at a rate of 30%, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the recipient of the interest payments complies with all certification requirements necessary to qualify for the treaty benefit. However, payments to a non-U.S. holder of interest income that is not effectively connected with a United States trade or business will not be subject to a United States withholding tax under the "portfolio interest exemption" provided that:

  •
  the non-U.S. holder does not actually or constructively own (pursuant to the conversion feature of the debentures or otherwise) 10% or more of the combined voting power of all of our classes of stock entitled to vote;

  •
  the non-U.S. holder is not a "controlled foreign corporation" related to us actually or constructively through stock ownership; and

  •
  the non-U.S. holder is not a bank which acquired the debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business.

        The portfolio interest exemption and several of the special rules for non-U.S. holders described below apply only if the non-U.S. holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent. If a non-U.S. holder holds the debenture through a financial institution or other agent acting on the holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements will generally apply to the partners rather than the partnership.

        We may be required to report annually to the IRS and to each non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.

        Except to the extent that an applicable treaty otherwise provides, generally a non-U.S. holder will be taxed in the same manner as a U.S. holder with respect to interest if the interest income is effectively connected with the non-U.S. holder's conduct of a United States trade or business. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if the non-U.S. holder delivers proper certification to the payor.

Conversion of Debentures

        In general, a non-U.S. holder will not be subject to United States federal income tax or withholding tax upon the conversion of a debenture into common stock. However, cash (if any) received in lieu of a fractional share will be subject to United States federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described above under "—Sale, Exchange, Conversion or Redemption."

        In general, a non-U.S. holder will not be subject to United States federal income or withholding tax with respect to gain upon the disposition of debentures or common stock, unless:

  •
  the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States;

  •
  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

  •
  such non-U.S. holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates; or

  •
  we are, or have been at any time, within the shorter of the five year period preceding such sale or other disposition and the period the non-U.S. holder held the debenture, a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a "United States real property holding corporation" within the meaning of Section 897 of the Code and do not expect that we will become one in the future.

        U.S. trade or business income of a non-U.S. holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the debentures or common stock should consult their tax advisers as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

Dividends

        A non-U.S. holder of our common stock will generally be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to our common stock that are treated as dividends paid (and on dividends deemed paid on the debentures or common stock, as described above under "—Constructive Dividends"). Except to the extent that an applicable tax treaty otherwise provides, generally a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and a corporate non-U.S. holder may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified in an applicable income tax treaty.

Death of a Non-U.S. Holder

        An individual who is not a citizen or resident of the United States and who holds a debenture at the time of death will not be required to include the debenture in the individual's gross estate for United States estate tax purposes, provided that interest payments with respect to such debenture would have qualified for the portfolio interest exemption described above. However, if such an individual holds our common stock, actually or beneficially, at the time of the individual's death (or previously transferred the common stock subject to certain retained rights or powers), the common stock will be included in the individual's gross estate and subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

Backup Withholding and Information Reporting

        Generally, information reporting and backup withholding do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to non-U.S. holders, or to interest or dividends that are exempt from that tax by application of a tax treaty or special exception. Also, generally, if payments are made to a non-U.S. holder by a broker upon a sale of debentures or common stock, the payments will not be subject to information reporting or backup withholding. In order to avoid backup withholding, a non-U.S. holder may be required to certify the holder's foreign status. Non-U.S. holders of debentures or common stock should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining any available exemption.

        THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THE PROPER TAX TREATMENT OF A HOLDER OF DEBENTURES IS UNCERTAIN IN VARIOUS RESPECTS. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND SHARES OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

        We originally issued the debentures in a private placement in January 2002. The debentures were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the debentures and the underlying common stock pursuant to this prospectus.

        The following table sets forth:

        (1)  the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of debentures and/or shares of common stock issuable upon conversion of the debentures pursuant to the registration statement;

        (2)  the principal amount of debentures and the number of shares of our common stock issuable upon conversion of the debentures which they may sell from time to time pursuant to the registration statement; and

        (3)  the amount of outstanding debentures and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the debentures.

        To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

        A selling securityholder may offer all or some portion of the debentures and shares of the common stock issuable upon conversion of the debentures. Accordingly, no estimate can be given as to the amount or percentage of debentures or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

        The information contained under the column heading "Number of Shares of Common Stock That May Be Sold" assumes conversion of the full amount of the debentures held by the holder at the initial rate of 14.4927 shares of common stock per each $1,000 principal amount of debentures.

Name	Aggregate Principal Amount of Debentures Owned before Offering	Aggregate Principal Amount of Debentures that may be Sold	Percentage of Debentures that may be Sold	Number of Shares of Common Stock that may be Sold	Percentage of Shares of Common Stock that may be Sold(1)
Akela Capital Master Fund, Ltd.	$1,500,000	$1,500,000	*	21,739	*
Allstate Insurance Company	1,100,000	1,100,000	*	15,941	*
Allstate Life Insurance Company	600,000	600,000	*	8,695	*
Aloha Airlines Non-Pilots Pension Trust	100,000	100,000	*	1,449	*
Aloha Pilots Retirement Trust	55,000	55,000	*	797	*
Alpha U.S. Sub Fund VIII, LLC	550,000	550,000	*	7,970	*
Arbitex Master Fund LP	16,550,000	16,550,000	4.1%	239,854	*
Arkansas PERS	1,300,000	1,300,000	*	18,840	*
AXP Bond Fund, Inc.	2,800,000	2,800,000	*	40,579	*
AXP Variable Portfolio-Bond Fund, a series of AXP Variable Portfolio Income Series, Inc.	1,170,000	1,170,000	*	16,956	*
AXP Variable Portfolio-Managed Fund, a series of AXP Variable Portfolio Managed Series, Inc.	530,000	530,000	*	7,681	*
Banca Del Gottardo/Switzerland	250,000	250,000	*	3,623	*
Banc of America Securities LLC	1,250,000	1,250,000	*	18,115	*
Bay County Pers	165,000	165,000	*	2,391	*
Bear, Stearns & Co. Inc.	1,250,000	1,250,000	*	18,115	*
B.G.I. Global Investors c/o Forest Investment Mgmt. L.L.C.	176,000	176,000	*	2,550	*
Boilermakers Blacksmith Pension Trust	1,650,000	1,650,000	*	23,912	*
CALAMOS ® Market Neutral Fund—CALAMOS ® Investment Trust	13,260,000	13,260,000	3.3%	192,173	*
C & H Sugar Company Inc.	125,000	125,000	*	1,811	*
CIBC WG International Arbitrage	5,000,000	5,000,000	1.2%	72,463	*
Citicorp Life Insurance Company	19,000	19,000	*	275	*
Clinton Convertible Managed Trading Account 1 Limited	3,500,000	3,500,000	*	50,724	*
Clinton Riverside Convertible Portfolio Limited	13,500,000	13,500,000	3.4%	195,651	*
Conseco Fund Group—Convertible Securities Fund	250,000	250,000	*	3,623	*
Consulting Group Capital Markets Funds	650,000	650,000	*	9,420	*
Convertible Securities Fund	175,000	175,000	*	2,536	*
Credit Suisse First Boston Corp	50,380,000	50,380,000	12.5%	730,142	*
Deephaven Domestic Convertible Trading Ltd.	9,750,000	9,750,000	2.4%	141,303	*
Delaware PERS	1,825,000	1,825,000	*	26,449	*
Delta Airlines Master Trust	850,000	850,000	*	12,318	*
Dodeca Fund, L.P.	1,000,000	1,000,000	*	14,492	*
Drury University	35,000	35,000	*	507	*
Duke Endowment	325,000	325,000	*	4,710	*
Equity & Convertible Fund	1,350,000	1,350,000	*	19,565	*
Fidelity Commonweath Trust: Fidelity Mid-Cap Stock Fund	17,240,000	17,240,000	4.3%	249,854	*
Forest Alternative Strategies II	44,000	44,000	*	637	*
Forest Fulcrum Fund L.L.P.	616,000	616,000	*	8,927	*
Forest Global Convertible Fund Series A-5	2,490,000	2,490,000	*	36,086	*
F.R. Convt. Sec. Fn.	200,000	200,000	*	2,898	*
GLG Market Neutral Fund	17,000,000	17,000,000	4.2%	246,375	*
Global Bermuda Limited Partnership	800,000	800,000	*	11,594	*
Goldman Sachs and Company	12,000,000	12,000,000	3.0%	173,912	*
Grace Brothers Management L.L.C.	3,250,000	3,250,000	*	47,101	*
Granville Capital Corporation	5,000,000	5,000,000	1.2%	72,463	*
Hawaiian Airlines Employees Pension Plan—IAM	40,000	40,000	*	579	*
Hawaiian Airlines Pension Plan for Salaried Employees	5,000	5,000	*	72	*
Hawaiian Airlines Pilots Retirement Plan	90,000	90,000	*	1,304	*
HSBC Trstee, Zola Master Trust	800,000	800,000	*	11,594	*
ICI American Holdings Trust	650,000	650,000	*	9,420	*
Income Portfolio, a series of IDS Life Series Fund, Inc.	70,000	70,000	*	1,014	*
JMG Capital Partners, LP	28,000,000	28,000,000	7.0%	405,795	*
JMG Triton Offshore Fund, Ltd.	8,500,000	8,500,000	2.1%	123,187	*
JP Morgan Securities Inc.	500,000	500,000	*	7,246	*
KBC Financial Products (Cayman Island) Limited	5,000,000	5,000,000	1.2%	72,463	*
Lakeshore International, Ltd.	3,200,000	3,200,000	*	46,376	*
Larry L. Hillbloom Foundation	50,000	50,000	*	724	*
Lehman Brothers Inc.	11,000,000	11,000,000	2.7%	159,419	*
Lincoln National Convertible Securities Fund	1,500,000	1,500,000	*	21,739	*
LLT Limited	176,000	176,000	*	2,550	*

Name	Aggregate Principal Amount of Debentures Owned before Offering	Aggregate Principal Amount of Debentures that may be Sold	Percentage of Debentures that may be Sold	Number of Shares of Common Stock that may be Sold	Percentage of Shares of Common Stock that may be Sold(1)
Louisiana CCRF	225,000	225,000	*	3,260	*
Lyxor Master Trust, c/o Zola Capital Management	1,200,000	1,200,000	*	17,391	*
Managed Assets Trust	200,000	200,000	*	2,898	*
McMahan Securities Co. L.P.	5,000,000	5,000,000	1.2%	72,463	*
Merrill Lynch, Pierce Fenner & Smith, Inc.	750,000	750,000	*	10,869	*
Merrill Lynch Quantative Advisers Convertible Securities Arbitrage Ltd.	17,500,000	17,500,000	4.3%	253,622	*
MLQA Convertible Securities Arbitrage Inc.	15,000,000	15,000,000	3.7%	217,390	*
Morgan Stanley & Co.	5,000,000	5,000,000	1.2%	72,463	*
Morgan Stanley Dean Witter Convertible Securities Trust	1,000,000	1,000,000	*	14,492	*
National Benefit Life Insurance Company	11,000	11,000	*	159	*
Nations Convertible Securities Fund	7,455,000	7,455,000	1.9%	108,043	*
Onex Industrial Partners	300,000	300,000	*	4,347	*
Pebble Capital Inc.	100,000	100,000	*	1,449	*
Primerica Life Insurance Company	455,000	455,000	*	6,594	*
Prudential Insurance Co. of America	90,000	90,000	*	1,304	*
RBC Capital Services Inc. c/o Forest Investment Mgmt. L.L.C.	97,000	97,000	*	1,405	*
Relay 11 Holdings c/o Forest Investment Mgmt. L.L.C.	88,000	88,000	*	1,275	*
SG Cowen Securities Corp.	7,000,000	7,000,000	1.7%	101,448	*
SG Cowen Securities Corp.—Convertible Arbitrage	15,000,000	15,000,000	3.7%	217,390	*
SG Cowen Securities Corporation	250,000	250,000	*	3,623	*
Silvercreek Limited Partnership	1,100,000	1,100,000	*	15,941	*
Silvercreek II Limited	500,000	500,000	*	7,246	*
State of Oregon/Equity	5,900,000	5,900,000	1.5%	85,506	*
State of Oregon/SAIF Corporation	3,125,000	3,125,000	*	45,289	*
Syngenta AG	300,000	300,000	*	4,347	*
The Travelers Indemnity Company	1,092,000	1,092,000	*	15,826	*
The Travelers Insurance Company—Life	826,000	826,000	*	11,970	*
The Travelers Insurance Company Separate Account TLAC	42,000	42,000	*	608	*
The Travelers Life and Annuity Company	55,000	55,000	*	797	*
Thomas Weisel Partners	2,500,000	2,500,000	*	36,231	*
Total Return Portfolio, a series of Growth and Income Trust	800,000	800,000	*	11,594	*
Travelers Series Trust Convertible Bond Portfolio	300,000	300,000	*	4,347	*
UBS O'Connor LLC f/b/o O'Connor Global Convertible Portfolio	500,000	500,000	*	7,246	*
UBS O'Connor LLC f/b/o UBS Global Equity Arbitrage Master Ltd.	5,500,000	5,500,000	1.4%	79,709	*
UBS Warburg LLC	550,000	550,000	*	7,970	*
Wachovia Securities Inc.	14,245,000	14,245,000	3.5%	206,448	*
Wachovia Securities International Ltd.	21,500,000	21,500,000	5.3%	311,593	*
White River Securities L.L.C.	1,250,000	1,250,000	*	18,115	*
WPG Convertible Arbitrage Overseas Master Fund, L.P.	3,500,000	3,500,000	*	50,724	*
Zazove Hedged Convertible Fund L.P.	1,500,000	1,500,000	*	21,739	*
Zazove Income Fund L.P.	750,000	750,000	*	10,869	*
Zeneca Holdings Trust	450,000	450,000	*	6,521	*
Zurich Institutional Benchmarks Master Fund LTD	750,000	750,000	*	10,869	*
Zurich Master Hedge Fund c/o Forest Investment Mgmt. L.L.C.	313,000	313,000	*	4,536	*
Unknown (2)	7,220,000	7,220,000	1.8%	104,637	*

TOTALS	$402,500,000	$402,500,000	100%	5,833,261	1.8%

*
Less than 1.0%
(1)
Based on 318,694,063 shares of common stock outstanding as of February 1, 2002.
(2)
The name "Unknown" represents the remaining selling securityholders. We are unable to provide the names of these securityholders because these debentures are currently evidenced by global notes which have been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee.

        If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of debentures pursuant to the registration statement, we may supplement this prospectus to include that information.

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds from the sale of the debentures and the underlying common stock offered by this prospectus. The debentures and the underlying common stock may be sold from time to time to purchasers:

  •
  directly by the selling securityholders; or

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock.

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the debentures and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the debentures and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities as underwriters under the Securities Act.

        If the debentures and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The debentures and the underlying common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  •
  through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and the underlying common stock short and deliver debentures and the underlying common stock to close out short positions, or loan or pledge debentures and the underlying common stock to broker-dealers that in turn may sell the debentures and the underlying common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. Selling securityholders may sell any or all of the debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus.

        The outstanding shares of our common stock trades on the New York Stock Exchange under the symbol "BBY."

        There can be no assurance that any selling securityholder will sell any or all of the debentures or the underlying common stock pursuant to this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities relating to the particular debentures and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

        We and the selling securityholders will be indemnified by the others against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

        We will use our reasonable efforts to keep the registration statement, of which this prospectus is a part, effective for a period of two years from the date of its effectiveness or such shorter period that will terminate at the earlier of:

  •
  the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered under the registration statement; and

  •
  the time when all the securities registered under the registration statement are no longer restricted securities (as defined in Rule 144 under the Securities Act).

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of the debentures and the underlying common stock pursuant to the registration statement to which this prospectus relates.

VALIDITY OF SECURITIES

        The validity of the debentures, the guarantees and the common stock issuable upon conversion will be passed upon for Best Buy by Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended March 2, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated by reference in reliance on Ernst & Young LLP's report pertaining to such financial statements (to the extent covered by consents filed with the SEC), given their authority as experts in accounting and auditing.

$402,500,000

BEST BUY CO., INC.

2.25% Convertible Subordinated Debentures due January 15, 2022

Convertible into
Common Stock

Guaranteed as to Payment of Principal and Interest
by Best Buy Stores, L.P.